Exhibit 99.1

Moolec Science Presents Third Quarter FY 2023 Business Update

Luxembourg. May 30, 2023 – Moolec Science SA (Nasdaq: MLEC) a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, today reported its business update for the third quarter of Fiscal Year 2023 ended March 31, 2023.

The main highlights of the Company’s business update are as follows:

●	On January 3, the Company started trading on Nasdaq under tickers “MLEC” for the common shares, and “MLECW” for the Company’s warrants.

●	Progress in the company’s R&D and Regulatory front is on track:

o	Meat replacement product pipeline made significant scientific progress to produce animal proteins in plant hosts.

o	Regulatory clearance from USDA-APHIS for Molecular GLA safflower plants was achieved.

o	Molecular Safflower seed multiplication progress is on track based on the company’s internal schedule. Expression levels in GLA were approximately 60%, 10% above expectations.

o	Meat replacement (YEEA) scaled-up in R&D stages and new meat proteins were successfully expressed.

●	Integration of downstream and upstream capabilities:

o	Moolec acquired plant-based ingredient capabilities to consolidate Molecular Farming Technology.

o	The company has recently signed a Memorandum of Understanding (MOU) with Bioceres Crop Solutions (NASDAQ: BIOX) for up to 20.000 tons of Sustainable HB4® soybean as working capital, payable with common shares or cash in 3 years.

“We are very pleased to update the market for the first time as a public company, as the pioneer Molecular Farming Food-Biotech company in public markets. I want to thank our entire team for their unwavering commitment in building a category creator in the food industry. We look forward to continuing our journey in building a more resilient and sustainable food system for the good of the planet.” stated Gaston Paladini, Chief Executive Officer, Chairman, and Co-Founder of Moolec Science. “We have been able to deliver very important scientific, operational, and regulatory milestones, as well as business and financial progress, in a very short period of time. Proud of Moolec´s Team, the Moolers!” also added.

“Having completed our business combination on December 30, 2022, and commenced the trading on Nasdaq, as of January 3, 2023, we are confident that access to the public markets will provide Moolec the flexibility and exposure to continue growing the Company. We also commend our team’s progress and momentum in research and development. Our continued efforts have positioned Moolec at the forefront of plant-based animal protein development. We are pleased with our progress thus far as we continue to deliver results in multiple areas simultaneously,” added José Lopez Lecube, Chief Financial Officer and Director of Moolec Science.

A full version of Moolec’s Third Quarter Fiscal Year 2023 Business Update is available on the Company’s Investor Relations website.

Moolec’s Management will host a Conference Call and question-and-answer session, which will be accompanied by a presentation available during the webinar.

To access the call, please use the following information:

●	Date: Wednesday, May 31, 2023

●	Time: 8:00 a.m. ET

●	Registration link: https://zoom.us/webinar/register/WN_-247lVcTSjG8O cdXAt4FQ#/registration

Please connect 5-10 minutes prior to the start time to register and join. A replay and the pdf version of the presentation will be available approximately two hours after the conclusion of the live event via the company’s Investor Relations website.

About Moolec Science SA

Moolec Science is a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade the taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec Science’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybeans and peas and Moolec Science has a growing international patent portfolio (23, both granted and pending) for its Molecular Farming technology. The company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United  States, Europe, and South America.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,”  “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and  “project” and other similar expressions that predict or indicate future events or  trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec Science S.A. (“Moolec”) are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant  risks and uncertainties that could cause actual results to differ materially from  expected results, including, among others, changes in applicable laws or  regulations, the possibility that Moolec may be adversely affected by economic,  business and/or other competitive factors, costs related to the scaling up of  Moolec’s business and other risks and uncertainties, including those included under  the header “Risk Factors” in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contact

●	Catalina Jones - comms@moolecscience.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com

●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com